AMENDED OPERATING AGREEMENT
OF
MICROVISION OPTICAL, LLC
(*formerly known as* WTW OPTICS, LLC)

This Operating Agreement (this "**Agreement**") of Microvision Optical, LLC, a Delaware limited liability company (the "**Company**"), is entered into as of September 30, 2010 by David A. Johnson, an individual, as the sole member (the "**Member**") of the Company.

RECITALS

A. The Certificate of Formation for the Company was filed on October 21, 2009, with the Delaware Secretary of State, and the California LLC-5 Application for Registration for the Company was filed with the California Secretary of Stated on September 3, 2010.

B. The Company has been operated by its former members in accordance with the laws of the State of Delaware and that certain Operating Agreement of the Company dated effective as of October 21, 2009 (the "**Original Operating Agreement**").

C. Pursuant to that certain Asset Purchase Agreement dated as of September __, 2010 (the "**Asset Purchase Agreement**"), the members of the Company transferred and sold to the Member (as defined below) 100% of the issued and outstanding membership interests of the Company, and in connection therewith the Member desires to amend the Original Operating Agreement in its entirety, as set forth in this Agreement.

AGREEMENT

1. Name. The name of the Company is Microvision Optical, LLC.

2. Term. The Company shall continue until terminated as provided in Section 13 hereof.

3. Purpose and Powers. The purpose of the Company shall be to engage in any lawful act or activity and to exercise any powers permitted to limited liability companies formed under the laws of the State of Delaware.

4. Principal Business Office. The principal business office of the Company shall be located at 11633 Sorrento Valley Rd., Suite 4A, San Diego, CA 92121, or such other location as may hereafter be determined by the Member.

5. Registered Agent and Office. The Company's registered agent and office in Delaware shall be CORPORATION SERVICE

6. Member. The name and the mailing address of the Member is as follows:

Name:

David A. Johnson

Address:

203 Stratford Park Circle
Del Mar, California 92014

7. Limited Liability. The debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and the Member shall not be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a member of the Company.

8. Capital Contributions. The Member was admitted as the Member of the Company upon his execution and delivery of the Asset Purchase Agreement. The Member has made such capital contributions to the Company as are set forth in the books and records of the Company. The Member shall not be obligated to contribute any additional capital to the Company.

9. Tax Matters: Treatment of Profits and Losses. For Federal and relevant State income and/or franchise tax purposes and for no other purpose whatsoever, the Company shall be disregarded as an entity separate from the Member, as provided in Section 301.7701-3(a) of the Federal Income Tax Regulations and any comparable provision of relevant State income or franchise tax law, regulation or administrative pronouncement. The Member and the Company shall take any and all actions necessary or appropriate to accomplish the foregoing, and neither the Member nor the Company shall at any time take any action that is or might be inconsistent with the foregoing. Consistent with such treatment for Federal and relevant State income or franchise tax purposes, each of the assets and each of the liabilities of the Company shall be treated as an asset or a liability (as appropriate) of the Member (and not of the Company) for Federal and relevant State income and/or franchise tax purposes and for no other purpose whatsoever, and each item of income, gain, loss, deduction and credit recognized by the Company shall be treated as having been recognized by the Member (and not by the Company) for Federal and relevant State income and/or franchise tax purposes and for no other purpose whatsoever.

10. Distributions. Distributions of cash shall be made to the Member at the times and in the aggregate amounts determined by the Member. Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make a distribution to the Member on account of its interest in the Company if such distribution would violate Section 18-607 of the Act or other applicable law. [TRACK WHAT CONSTITUTES A DISTRIBUTION FOR PURPOSES OF THE PLEDGE AGREEMENT]

11. Management. In accordance with Section 18-402 of the Act, management of the Company shall be vested in the Member. The Member shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise, possessed by members of a limited liability company under the laws of the State of Delaware. The Member has the authority to bind the Company.

12. Other Business. The Member may engage in or possess an interest in other business ventures (unconnected with the Company) of every kind and description, independently or with others. The Company shall not have any rights in or to such independent ventures or the income or profits therefrom by virtue of this Agreement.

13. Dissolution.

a. The Company shall be dissolved upon the earliest to occur of the following events:

(1) December 31, 2060;

(2) the determination of the Member that the Company should be dissolved; or

(3) the Company shall be dissolved and its affairs shall be wound up when required by a decree of judicial dissolution entered under Section 18-802 of the Act.

b. In the event of dissolution, the Company shall conduct only such activities as are necessary to wind up its affairs (including the sale of the Property of the Company in an orderly manner), and the Property of the Company shall be applied in the manner, and in the order of priority, set forth in Section 18 804 of the Act.

14. Severability of Provisions. Each provision of this Agreement shall be considered separable and if for any reason any provision or provisions herein are determined to be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality shall not impair the operation of or affect those portions of this Agreement which are valid, enforceable and legal.

15. Entire Agreement. This Agreement constitutes the entire agreement of the Member with respect to the subject matter hereof.

16. Governing Law. This Agreement shall be governed by, and construed under, the laws of the State of Delaware (without regard to conflict of laws principles), all rights and remedies being governed by said laws.

17. Amendments. This Agreement may not be modified, altered, supplemented or amended except pursuant to a written agreement executed and delivered by the Member.

18. Indemnification. The Company shall indemnify the Member for all costs, losses, liabilities, and damages paid or accrued by the Member (either as Member or as agent) in connection with the business of the Company or because such person is a Member to the fullest extent provided or allowed by the law of the State of Delaware.

19. Survival. The indemnification provided herein and any other provisions hereof which state that they expressly survive the termination of the Company shall survive the termination or expiration of this Agreement or the Company.

20. Benefits; Binding Effect. The covenants and agreements contained herein shall inure to the benefit of and be binding upon the Member and its permitted successors and permitted assigns. Any permitted person or entity succeeding to the interest of the Member hereunder shall succeed to all of the Member's rights, interests and obligations under this Agreement and be subject to all of the terms and conditions of this Agreement.

21. No Third Party Beneficiary. Nothing expressed or implied in this Agreement is intended, or shall be construed, to confer upon or give any person, firm, corporation, partnership, association or other entity, other than the Member and its legal representatives and permitted successors and assigns, any rights or remedies under or by reason of this Agreement.

IN WITNESS WHEREOF, the Member, intending to be legally bound hereby, has duly executed this Agreement as of the date first above stated.

DAVID A. JOHNSON,
an individual,

David A. Johnson

Date of Execution: September 30, 2010